Exhibit 12.1

OPINION AND CONSENT OF DISCLOSURE LAW GROUP

February 17, 2021

Vivos Inc.

719 Jadwin Avenue

Richland, Washington 99352

Re:	Offering Statement on Form 1-A for Vivos Inc.

Ladies and Gentlemen:

We have acted as counsel to Vivos Inc., a Delaware corporation (the “Company”), in connection with the Offering Statement on Form 1-A (the “Offering Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) registering under the Securities Act of 1933, as amended (the “Act”). The Offering Statement relates to the proposed sale of up to 22,500,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”).

We have examined copies of such corporate records and made such inquiries as we have deemed necessary for purposes of rendering the opinion set forth below.

Based upon the foregoing, in our opinion, the shares of Common Stock, when issued in the manner contemplated by the Plan, will be legally issued, fully paid and non-assessable.

In rendering the opinion set forth above, we express no opinion as to the laws of any jurisdiction other than the General Corporation Law of the State of Delaware and the federal laws of the United States of America.

We hereby consent to the filing of a copy of this opinion with the Commission as an exhibit to the Offering Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Disclosure Law Group
Disclosure Law Group, a Professional Corporation